The Special Committee of UnionBanCal Corporation Advises Stockholders to Take No Action at This Time in Response to Mitsubishi UFJ Financial Group’s Proposed Tender Offer

SAN FRANCISCO--(BUSINESS WIRE)--August 12, 2008--The Special Committee of UnionBanCal Corporation (“UNBC”) (NYSE:UB) announced today that Mitsubishi UFJ Financial Group, Inc. (“MUFG”), through its wholly-owned subsidiary, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), plans to commence a tender offer to acquire all of the shares of UNBC common stock that MUFG does not already own. In a statement released today, MUFG stated that it intends to offer UNBC stockholders $63.00 in cash for each outstanding share of UNBC common stock, subject to certain conditions. MUFG stated that BTMU intends to file its offering materials with the Securities and Exchange Commission on or about August 18, 2008.

On April 26, 2008, MUFG and BTMU proposed to representatives of the independent directors of UNBC that BTMU acquire all publicly held shares of UNBC for $58.00 per share in cash. The board of directors of UNBC formed a special committee comprised entirely of independent directors for the purpose of reviewing and evaluating the proposed MUFG and BTMU proposal (the “Special Committee”). The Special Committee engaged Credit Suisse Securities (USA) LLC as its financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as its legal counsel.

On June 22, 2008, after careful consideration of the MUFG and BTMU proposal, the Special Committee responded to MUFG and BTMU stating that the price MUFG and BTMU proposed did not reflect the fair value of UNBC, which the Special Committee and its financial advisor believed was substantially higher than the proposed $58.00 price. Financial forecasts prepared by UNBC management and considered by the Special Committee and its financial advisor also were made available to MUFG’s financial advisor by the Special Committee. The Special Committee also noted that should MUFG and BTMU decide to deliver a revised proposal, the Special Committee would give it careful consideration in accordance with the Special Committee’s fiduciary duties.

As recently as last week, at the Special Committee’s request, management of UNBC met with the Special Committee’s and MUFG’s financial advisors to review and discuss the financial forecasts prepared by management of UNBC. The Special Committee did not receive any revised proposal from MUFG or BTMU prior to MUFG’s press release today.

The Special Committee and its advisors are in the process of assessing the revised MUFG and BTMU offer of $63.00 per share in cash in order to determine what course of action will serve the best interests of UNBC’s minority stockholders. Accordingly, UNBC stockholders are urged to take no action at this time and to await the recommendation of the Special Committee.

Notice for UnionBanCal Corporation Stockholders and Interested Parties

UnionBanCal Corporation stockholders and other interested parties are urged to read UNBC’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed and becomes available because it will contain important information. Stockholders of UNBC and other interested parties may obtain, free of charge, copies of UNBC’s Schedule 14D-9 and other documents filed by UNBC with the Securities and Exchange Commission (SEC) at the SEC's web site at www.sec.gov. Each of these documents may also be obtained, free of charge, by contacting UNBC Investor Relations, by mail at 400 California Street, San Francisco, California 94104-1302, by phone at (415) 765-2969, or by logging on at www.unionbank.com.

About UnionBanCal Corporation

Based in San Francisco, UnionBanCal Corporation (NYSE:UB) is a bank holding company with assets of $57.9 billion at March 31, 2008. Its principal subsidiary, Union Bank of California, N.A., had 334 banking offices in California, Oregon, and Washington and 2 international offices at March 31, 2008. The company's Web site is located at www.unionbank.com.

CONTACT:
UnionBanCal Corporation
David Dobon, 415-765-2780 (Investor)
Michelle Crandall, 415-765-2780 (Investor)